DREYFUS PREMIER CONSUMER FUND
Statement of Investments
July 31, 2005 (Unaudited)

Common Stock-94.1%	Shares		Value($)
Advertising-1.8%			
Lamar Advertising	490	a	**21,565**
Beverages & Tobacco-9.8%			
Altria Group	840	a	56,246
Boston Beer, Cl. A	650	a	14,092
Brown-Forman, Cl. B	440		25,718
Diageo, ADR	370	a	20,598
			116,654
Broadcasting-4.7%			
Clear Channel Communications	310		10,118
Radio One, Cl. A	1,390	a	18,334
Univision Communications, Cl. A	600	a	16,968
Viacom, Cl. B	320		10,717
			56,137
Building & Industrial Supplies-2.1%			
Home Depot	570		**24,801**
Cable & Media-1.8%			
Comcast, Special Cl. A	700	a	**21,000**
Clothing Stores-4.0%			
American Eagle Outfitters	360	a	11,862
Chico's FAS	360	a	14,440
Nordstrom	560	a	20,725
			47,027
Consumer Cyclical / Miscellaneous-.8%			
Scotts Miracle-Gro, Cl.A	120	a	**9,408**
Consumer Non-Durables-1.3%			
Colgate-Palmolive	300		**15,882**
Cosmetics-11.1%			
Estee Lauder Cos., Cl. A	580	a	22,701
Gillette	380		20,395
Kimberly-Clark	130		8,289
Playtex Products	1,510	a	16,097
Procter & Gamble	1,170		65,087
			132,569
Department Stores-3.4%			
Federated Department Stores	200		15,174
Kohl's	300	a	16,905
Pacific Sunwear of California	320	a	7,805

			39,884
Food & Beverages-3.1%			
ARAMARK, Cl. B	440	a	12,250
Ralcorp Holdings	300	a	12,900
United Natural Foods	350	a	11,802
			36,952
Food / Merchandising-1.6%			
Whole Foods Market	140		**19,111**
Hotels & Motels-4.8%			
Carnival	420		22,008
Hilton Hotels	900		22,275
Intrawest	500		12,260
			56,543
Media/Entertainment-7.4%			
News, Cl. A	980		16,052
Time Warner	2,150		36,593
Viacom, Cl. A	320		10,762
Walt Disney	960	a	24,614
			88,021
Packaged Foods & Meats-7.6%			
Campbell Soup	400		12,340
Dean Foods	770	a	27,489
General Mills	400		18,960
Groupe Danone, ADR	1,030		20,291
Kellogg	240		10,874
			89,954
Restaurants-1.9%			
McDonald's	740		**23,066**
Retail Trade-3.7%			
CVS	700		21,721
Dollar General	1,100		22,352
			44,073
Retail Trade-Discounters-5.4%			
Target	300		17,625
Wal-Mart Stores	940		46,389
			64,014
Shoes & Leather-1.4%			
NIKE, Cl. B	200	a	**16,760**
Soft Drinks-7.6%			
Cadbury Schweppes, ADR	500		19,320
Coca-Cola	320		14,003
PepsiCo	1,050		57,257

			90,580

Specialty Retail/Stores-7.2%

Bed Bath & Beyond	560	a	25,704
Cost Plus	270	a	6,083
CSK Auto	1,000	a	18,710
Dick's Sporting Goods	660	a	26,215
Staples	375		8,539
			85,251

Telecommunication Services-1.6%

Liberty Media	2,200	a	**19,338**

Total Common Stocks

(cost $1,017,864)			**1,118,590**

Total Investments (cost $1,017,864)	94.1%		**1,118,590**
Cash and Receivables (Net)	5.9%		**70,516**
Net Assets	100.0%		**1,189,106**

ADR- American Depository Receipts
a Non-income producing

Securities valuation policies and other investment related disclosures are hereby incorporated by reference
to the annual and semi-annual reports previously filed with the Securities and Exchange Commission
on Form N-CSR.

DREYFUS PREMIER HEALTH CARE FUND
Statement of Investments
July 31, 2005 (Unaudited)

Common Stock-98.9%	Shares		Value($)
Biotechnology-22.0%			
Amgen	7,900	a	630,025
Array BioPharma	6,500	a	43,940
Applera - Celera Genomics Group	4,200	a	51,828
Biogen Idec	1,375	a	54,024
Celgene	1,700	a	81,345
Cephalon	1,500	a	62,850
Genentech	3,050	a	272,456
Genzyme	2,275	a	169,283
ImmunoGen	5,800	a	40,600
Incyte	5,200	a	41,444
InterMune	5,200	a	78,676
Invitrogen	800	a	68,616
Ista Pharmaceuticals	9,300	a	92,814
Medarex	5,200	a	50,700
MedImmune	3,200	a	90,912
Myriad Genetics	2,200	a	38,720
Protein Design Labs	2,300	a	52,417
Serologicals	1,875	a	43,125
Vertex Pharmaceuticals	3,200	a	51,040
ZymoGenetics	2,300	a	40,779
			2,055,594
Distributors-5.5%			
Cardinal Health	2,200		131,076
Fisher Scientific International	1,900	a	127,395
Omnicare	2,900		133,690
PSS World Medical	8,600	a	125,732
			517,893
Healthcare IT-1.8%			
Eclipsys	2,800	a	47,516
IDX Systems	1,075	a	34,400
WebMD	8,400	a	89,124
			171,040
Managed Health Care-8.8%			
Magellan Health Services	1,775	a	63,581
PacifiCare Health Systems	1,375	a	104,775
UnitedHealth Group	4,550		237,965
WellChoice	1,350	a	89,100
WellPoint	4,650	a	328,941
			824,362
Medical Technology-18.7%			
Bard (C.R.)	1,075		71,799
Bausch & Lomb	1,000		84,650
Becton, Dickinson & Co.	600		33,222
Boston Scientific	5,300	a	153,435
Guidant	1,775		122,120
Hospira	3,475	a	132,919
Medtronic	4,250		229,245
PerkinElmer	4,300		90,214
Respironics	3,800	a	144,020
St. Jude Medical	4,050	a	192,010
Stryker	1,800		97,362
Sybron Dental Specialties	2,275	a	83,606
Varian Medical Systems	1,600	a	62,816

Vnus Medical Technologies	4,900	a	60,956
Waters	1,020	a	46,186
Zimmer Holdings	1,675	a	137,953
			1,742,513

Pharmaceuticals-28.5%

Abbott Laboratories	8,270		385,630
Bristol-Myers Squibb	8,075		201,714
Eli Lilly & Co.	4,175		235,136
Johnson & Johnson	5,645		361,054
Novartis, ADR	4,775		232,590
Pfizer	13,775		365,037
Roche Holding, ADR	1,875		127,533
Sanofi-Synthelabo, ADR	5,250		227,325
Schering-Plough	6,300		131,166
Wyeth	8,550		391,163
			2,658,348

Services-9.5%

Allscripts Healthcare Solutions	2,600	a	44,122
Caremark Rx	2,900	a	129,282
Charles River Laboratories International	2,170	a	105,679
Community Health Systems	2,175	a	83,977
Covance	2,775	a	137,501
HCA	1,100		54,175
Laboratory Corporation of America Holdings	1,600	a	81,072
Matria Healthcare	1,300	a	45,942
Option Care	3,970		55,659
Pediatrix Medical Group	600	a	47,052
Triad Hospitals	700	a	34,769
VCA Antech	2,800	a	66,472
			885,702

Specialty Pharmaceuticals-4.1%

Alcon	1,500		171,825
Impax Laboratories	3,450	a	54,855
IVAX	3,800	a	96,824
MGI Pharma	2,100	a	57,330
			380,834

Total Common Stocks		
(cost $7,888,009)		**9,236,286**

	Principal	
Short Term Investments-0.7%	Amount($)	Value($)
U.S. Treasury Bills;		
3.04%, 8/18/2005 (cost $68,901)	69,000	**68,899**

Total Investments(cost $7,956,910)	99.6%	**9,305,185**
Cash and Receivables (Net)	.4%	**38,673**
Net Assets	100.0%	**9,343,858**

ADR- American Depository Receipts
a Non-income producing.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference
to the annual and semi-annual reports previously filed with the Securities and Exchange Commission
on Form N-CSR.